Exhibit 99.6

Interim Consolidated Financial Statements of

Algonquin Power & Utilities Corp.

For the quarters ended March 31, 2013 and 2012

(Unaudited)

Algonquin Power & Utilities Corp.

Interim Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	March 31, 2013	December 31, 2012
ASSETS

Current assets:

Cash and cash equivalents	$16,849	$53,122
Accounts receivable, net of allowance for doubtful accounts of $5,565 and $4,360 (note 4)	120,040	90,361
Natural gas in storage	9,702	19,279
Supplies and consumables inventory	5,520	4,233
Regulatory assets (note 5)	6,270	10,644
Due from related parties (note 16)	815	816
Prepaid expenses	14,336	10,886
Notes receivable (note 6)	551	537
Deferred tax asset	12,502	10,567
Income tax receivable	568	556
Derivative instruments (note 21)	4,657	7,020
Assets held for sale (note 15)	24,651	24,390
Other current assets	833	833
	217,294	233,244

Property, plant and equipment	2,357,585	2,162,715
Intangible assets	56,319	56,781
Goodwill	66,025	61,459
Regulatory assets (note 5)	126,416	123,748
Derivative instruments (note 21)	11,175	6,230
Long-term investments and notes receivable (note 6)	37,299	37,646
Deferred non-current income tax asset	98,240	77,497
Other assets	20,346	18,917

	$2,990,699	$2,778,237

Algonquin Power & Utilities Corp.

Interim Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	March 31, 2013	December 31, 2012
LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$27,598	$34,283
Accrued liabilities	88,944	99,468
Due to related parties (note 16)	1,822	1,811
Dividends payable (note 13)	16,716	15,498
Regulatory liabilities (note 5)	6,950	6,065
Long term liabilities (note 7)	30,254	1,768
Other long term liabilities	4,280	4,352
Advances in aid of construction	604	591
Derivative instruments (note 21)	2,009	2,211
Preferred series C (note 10)	825	-
Income tax liability	448	539
Deferred credits	5,630	5,754
Deferred income tax liability	2,367	1,133
	188,447	173,473
Long-term liabilities (note 7)	887,220	769,058
Convertible debentures (note 8)	-	960
Advances in aid of construction	73,264	71,626
Regulatory liabilities (note 5)	85,342	82,050
Deferred income tax liability	113,509	100,798
Derivative instruments (note 21)	13,556	15,605
Deferred credits	24,741	25,816
Pension and post employment benefits (note 9)	64,938	59,246
Environmental obligation (note 18)	56,922	56,587
Other long-term liabilities	21,774	20,889
Preferred Series C (note 10)	17,904	-
	1,359,170	1,202,635
Equity:
Preferred shares (note 11(b))	116,546	116,546
Common shares (note 11(a))	1,339,098	1,245,326
Subscription receipts (note 11(a)(ii))	-	61,160
Additional paid-in capital	5,644	5,224
Deficit	(422,638)	(406,143)
Accumulated other comprehensive loss (note 12)	(89,892)	(104,867)

Total Equity attributable to shareholders of Algonquin Power & Utilities Corp.	948,758	917,246
Non-controlling interests	494,324	484,883
Total Equity	1,443,082	1,402,129

Commitments and contingencies (note 18)
Subsequent events (notes 3, 7 and 22)
	$2,990,699	$2,778,237

See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Operations

(Unaudited)

(thousands of Canadian dollars, except per share amounts)

	Three months ended March 31,
	2013	2012
Revenue:

Regulated electricity sales and distribution	$42,855	$19,386
Regulated gas sales and distributions	90,089	-
Regulated water reclamation and distribution	12,066	10,593
Non-regulated energy sales	48,439	29,545
Waste disposal fees	1,913	3,427
Other revenue	1,381	414
	196,743	63,365

Expenses

Operating	47,493	22,481
Regulated electricity purchased	26,003	11,783
Regulated gas purchased	59,050	-
Non-regulated fuel for generation	5,024	4,032
Depreciation of property, plant and equipment	22,202	9,319
Amortization of intangible assets	1,039	1,039
Administrative expenses	4,860	4,383
(Gain)/loss on foreign exchange	(509)	477
	165,162	53,514

Operating income from continuing operations	31,581	9,851

Interest expense	12,243	8,731
Interest, dividend income and other income	(2,378)	(2,122)
Acquisition-related costs	493	2,378
Gain on derivative financial instruments (note 21(b))	(1,386)	(63)
	8,972	8,924

Earnings from continuing operations before income taxes	22,609	927

Income tax expense (recovery) (note 14)

Current	190	71

Deferred	5,592	(2,201)
	5,782	(2,130)

Earnings from continuing operations	16,827	3,057

Earnings (loss) from discontinued operations net of tax (note 15)	419	(192)

Net earnings	17,246	2,865

Net earnings (loss) attributable to non-controlling interests	(1,964)	591

Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$19,210	$2,274

Basic net earnings per share from continuing operations (note 17)	$0.09	$0.02
Basic net loss per share from discontinued operations (note 17)	0.00	(0.00)
Basic net earnings per share (note 17)	0.10	0.02

Diluted net earnings per share from continuing operations (note 17)	0.09	0.02
Diluted net loss per share from discontinued operations (note 17)	0.00	(0.00)
Diluted net earnings per share (note 17)	$0.10	$0.02

See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(thousands of Canadian dollars)

	Three months ended March 31,
	2013	2012

Net earnings	$17,246	$2,865
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax of $575 and ($Nil), respectively (notes 21(b)(iii) and (c))	25,344	(4,838)
Change in fair value of cash flow hedge, net of tax recovery of $738 and $Nil, respectively	1,201	-
Change in unrealized pension and other post-retirement expense, net of tax recovery of $5 and $Nil, respectively (note 9)	13	(4)
Other comprehensive income (loss), net of tax	26,558	(4,842)
Comprehensive income (loss)	43,804	(1,977)
Comprehensive income (loss) attributable to the non-controlling interest	9,619	(145)

Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$34,185	$(1,832)

See accompanying notes to consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statement of Equity

(Unaudited)

(thousands of Canadian dollars)

For the three months March 31, 2013

	Common Shares	Preferred Shares	Subscription Receipts	Additional paid-in capital	Accumulated Deficit	Accumulated OCI	Non-controlling interests	Total
Balance, December 31, 2012	$1,245,326	$116,546	$61,160	$5,224	$(406,143)	$(104,867)	$484,883	$1,402,129

Net earnings (loss)					19,210		(1,964)	17,246

Other comprehensive income	-	-	-	-	-	14,975	11,583	26,558

Dividends declared and distributions to non-controlling interests	-	-	-	-	(14,982)	-	(178)	(15,160)

Dividends and issuance of shares under dividend reinvestment plan	2,226	-	-	-	(2,226)	-	-	-

Exercise and conversion of subscription receipts	90,468	-	(90,468)	-	-	-	-	-

Issuance of subscription receipts	-	-	29,308	-	-	-	-	29,308

Conversion and redemption of convertible debentures	960	-	-	-	-	-	-	960

Issuance of common shares under employee share purchase plan	118	-	-	-	-	-	-	118

Stock compensation expense	-	-	-	420	-	-	-	420

Preferred Series C shares	-			-	(18,497)	-	-	(18,497)

Balance, March 31, 2013	$1,339,098	$116,546	$-	$5,644	$(422,638)	$(89,892)	$494,324	$1,443,082

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Cash Flows

(Unaudited)

( thousands of Canadian dollars )

	Three months ended March 31,
	2013	2012

Cash provided by (used in):

Operating Activities:
Net earnings from continuing operations	$16,827	$3,057
Adjustments and items not affecting cash:
Depreciation of property, plant and equipment	22,202	9,319
Amortization of intangible assets	1,039	1,039
Other amortization	576	548
Deferred taxes	5,592	(2,201)
Unrealized gain on derivative financial instruments	(1,144)	(1,121)
Share-based compensation	420	228
Pension and post retirement expense	760	-
Changes in non-cash operating items (note 19)	(51,949)	262
Cash provided in discontinued operations (note 15)	993	7

	(4,684)	11,138

Financing Activities:
Cash dividends on common shares	(12,413)	(7,881)
Cash dividends on preferred shares	(1,350)	-
Cash distributions to non-controlling interests	(178)	(125)
Issuance of common shares	29,426	-
Deferred financing costs	(314)	(575)
Increase in long-term liabilities	28,612	-
Decrease in long-term liabilities	(44,727)	(329)
Increase in advances in aid of construction	150	39
Increase in other long-term liabilities	-	94
Decrease in other long-term liabilities	(756)	(68)
	(1,550)	(8,845)

Investing Activities:
Decrease/(increase) in restricted cash	(194)	774
Increase in other assets	(1,697)	(1,264)
Distributions received in excess of equity income	314	265
Receipt of principal on notes receivable	70	116
Additions to property, plant and equipment	(16,408)	(10,644)
Additions to intangibles	-	(1,000)
Acquisitions of operating entities (note 3(a),(b), and (e))	(12,703)	-
	(30,618)	(11,753)

Effect of exchange rate differences on cash	579	(44)

Decrease in cash and cash equivalents from continuing operations	(36,273)	(9,504)

Cash and cash equivalents, beginning of the period	53,122	72,887

Cash and cash equivalents, end of the period	$16,849	$63,383

Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$13,217	$7,156
Cash paid during the period for income taxes	$283	$91
Non-cash transactions Property, plant and equipment acquisitions in accruals	$6,564	$9,186

See accompanying notes to consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC’s principal activity is the ownership of power generation facilities and water, gas and electric utilities, through investments in securities of subsidiaries including corporations, limited partnerships and trusts which carry on these businesses.

APUC’s power generation business unit conducts business under the name Algonquin Power Co. (“APCo”). APCo owns or has interests in renewable energy facilities and thermal energy facilities. APUC’s Utility Services business unit conducts business under the name of Liberty Utilities Co. (“Liberty Utilities”). Liberty Utilities operates a portfolio of utilities in the United States of America providing electric, natural gas, water distribution or wastewater services.

1.	Significant accounting policies

(a)	Basis of preparation

The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosures required under Regulation S-X Rule 10-10, Interim Financial Statements provided by the Securities and Exchange Commission (“SEC”).

The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the audited consolidated financial statements of APUC for the year ended December 31, 2012 except for accounting policies adopted for disclosure about offsetting assets and liabilities, comprehensive income and revenue recognition for Liberty Energy (California) (“Calpeco Electric System”) (note 1(c) below).

APUC’s operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is typically higher than during cooler, wetter periods of the year. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. Different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics within a utility serving territory. Calpeco Electric System has historically experienced higher demand for electricity during the winter rather than during the summer period since the utility serves a number of ski hills and resorts in its service territory. Starting in 2013, as a result of the decoupling mechanism approved by its regulator (note 5), Calpeco Electric System’s earnings are no longer affected by differences in delivery volumes from levels assumed when rates were approved.

(b)	Basis of consolidation

The accompanying unaudited interim consolidated financial statements of APUC include the accounts of APUC and its wholly owned subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary. Intercompany transactions and balances have been eliminated.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies (continued)

(c)	Recognition of revenue

Beginning in 2013, in accordance with the revenue decoupling mechanism approved by its regulator, Calpeco Electric System is required to record approved annual delivery revenues evenly over its fiscal year. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers.

(d)	Right of offset

The fair value gains or losses recognized on derivative instruments executed with the same counterparty under a master netting arrangement are presented on a gross basis on the Consolidated Balance Sheet.

2.	Changes in Accounting Policies and Estimates

(a)	Recent accounting pronouncements

The FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities and ASU 2013-01 Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. These newly issued accounting standards require an entity to disclose both gross and net information about financial instruments and transactions eligible for offset in the statement of financial position including financial instruments and transactions executed under a master netting or similar arrangement. The standards were issued to enable users of the financial statements to understand the effects or potential effects of such arrangements on an entity’s financial position. The adoption of these standards as at January 1, 2013 did not have a material impact on the Company’s consolidated financial statements.

The FASB issued ASU 2013-02, Comprehensive Income (Topic 220). This newly issued accounting standard requires an entity to provide certain information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes to the financial statements, the effect of, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects

(a)	Acquisition of Shady Oaks wind power facility

Effective January 1, 2013, APCo acquired the 109.5 MW Shady Oaks wind powered generating facility (“Shady Oaks”) by assuming the existing long-term debt of approximately U.S. $150 million for no additional cash. The purchase agreement provides for final purchase price adjustments based on working capital at the acquisition date, energy generated by the project and basis differences between the relevant node and hub prices. The energy and basis related price adjustment will be based on the project’s experience from January 1, 2013 to June 30, 2014.

The following table summarizes the allocation of the assets acquired and liabilities assumed at the acquisition date:

Cash	$4,683
Working capital	(621)
Property, plant and equipment	126,234
Deferred tax asset	21,058
Long term debt	(149,235)
Asset retirement obligation	(1,363)
Total net assets acquired	$756

The determination of the fair value of assets and liabilities acquired has been based upon management’s preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. The Company has not completed the fair value measurements, particularly that of the contingent consideration. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed.

Property, plant & equipment are amortized on a straight line basis over the lives of the assets, which have a weighted average life of 38 years.

Shady Oaks contributed revenue of $5,152 and net earnings of $1,704 to APUC’s consolidated financial results for the three months ended March 31, 2013. The disclosure of pro forma revenue and earnings has been deemed impracticable as Shady Oaks being a newly constructed wind power generation facility only achieved commercial operations in the second half of 2012 and therefore had little operations prior to the acquisition by APCo.

All costs related to the acquisition have been expensed in the Consolidated Statement of Operations.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(b)	Acquisition of Pine Bluff Water System

On February 1, 2013, Liberty Utilities acquired United Water Arkansas Inc. a regulated water distribution utility (the “Pine Bluff Water System”) located in Pine Bluff, Arkansas. Total purchase price for the Pine Bluff Water System is approximately U.S. $27,600, subject to certain working capital and other closing adjustments. The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$813
Property, plant and equipment	28,371
Regulatory assets	957
Goodwill	4,731
Other liabilities	(304)
Pension and OPEB	(3,665)
Deferred income tax liability, net	(3,567)
Total net assets acquired	$27,336

The determination of the fair value of assets and liabilities acquired has been based upon management’s preliminary estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed. The Company has not yet completed the fair value measurements as at March 31, 2013. In addition, the purchase agreement provides for a final purchase price adjustment based on final agreed working capital and rate base balances at the acquisition date. The Company will continue to review information and perform further analysis prior to finalizing the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed. The actual fair values of the assets acquired and liabilities assumed may differ from the amounts above.

Goodwill represents the excess of the fair value of the consideration paid over the fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include expected future cash flows, potential operational synergies, the utilization of technology, and cost savings opportunities in the delivery of certain shared administrative and other services. The goodwill related to the Pine Bluff Water System has been reported under the Liberty Utilities (Central) segment.

Property, plant & equipment are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight line method. The weighted average life of the Pine Bluff Water System assets is 40 years.

All costs related to the acquisition have been expensed through the Consolidated Statement of Operations.

Pine Bluff Water System contributed revenue of $1,445 and net earnings of $232 to the Company’s consolidated financial results in the first quarter of 2013. The impact of the acquisition of the Pine Bluff Water System on revenues and earnings is not significant.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(c)	Acquisition of Columbus/Gainesville Gas System

Subsequent to the quarter end, on April 1, 2013, Liberty Utilities acquired certain regulated natural gas distribution utility assets (the “Columbus/Gainesville Gas System”) located in the State of Georgia from Atmos Energy Corporation. The total purchase price for the Columbus/Gainesville Gas System is approximately U.S. $140,660, subject to certain working capital and other closing adjustments.

All costs related to the acquisition have been expensed in the Consolidated Statement of Operations.

Based on the timing of the completion of this acquisition in relation to the date of issuance of the unaudited interm consolidated financial statements, the initial allocation of the consideration paid has not yet been completed.

d)	Acquisition of solar energy project

On January 4, 2012, APCo acquired rights to develop a 10 MWac solar project located near Cornwall, Ontario which has been granted a Feed-in-Tariff contract by the Ontario Power Authority (“OPA”) for a 20 year term at a rate of $443/MWh. The consideration for the development rights is $4,500 plus additional contingent consideration of $3,500 based on achieving certain construction milestones. As at December 31, 2012, the Company has paid a total of $2,000 based on achieved milestones. The transaction has been recorded as a purchase of intangible assets.

Subsequent to quarter end, on April 29, 2013, the project received a notice to proceed from the OPA which triggered payment of $2,346 for the development rights on May 1, 2013.

(e)	Agreement to acquire New England Gas Company

On February 11, 2013, Liberty Utilities entered into an agreement with The Laclede Group, Inc. to assume the rights to purchase the assets of New England Gas Company (“New England Gas”) located in the State of Massachusetts. Total purchase price for the New England Gas net assets is approximately U.S. $74,000, subject to certain working capital and other closing adjustments. Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in the second half of 2013.

(f)	Acquisition of New Hampshire electric and gas utilities

After the December 31, 2012 consolidated financial statements were issued, the Company received additional information which was used to refine the estimates for fair value of assets acquired and liabilities assumed. The carrying value of those assets and liabilities were retrospectively adjusted to the amounts detailed in the table below. As a result, the total consideration was reduced by $10,249 and goodwill was decreased by $1,495.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(f)	Acquisition of New Hampshire electric and gas utilities (continued)

	Granite State	EnergyNorth	Total
Cash	$395	$-	$395
Restricted cash	3,314	-	3,314
Working capital	1,766	16,599	18,365
Property, plant and equipment	86,935	256,305	343,240
Regulatory assets	32,068	87,126	119,194
Deferred financing	31	-	31
Other assets	-	83	83
Goodwill	-	26,085	26,085
Customer deposits	(661)	(962)	(1,623)
Long-term debt	(15,187)	-	(15,187)
Other long-term liabilities	(1,149)	(4,493)	(5,642)
Advances in aid of construction	-	(86)	(86)
Derivative liabilities	-	(2,598)	(2,598)
Regulatory liabilities	(5,494)	(27,456)	(32,950)
Pension and OPEB	(19,108)	(29,197)	(48,305)
Environmental obligation	-	(54,431)	(54,431)
Deferred income tax liabilities, net	-	(60,633)	(60,633)
	82,910	206,342	289,252
Less: Cash acquired	(395)	-	(395)
Total net assets acquired	$82,515	$206,342	$288,857

4.	Accounts receivable

Accounts receivable as of March 31, 2013, includes unbilled revenue of $23,182 (December 31, 2012—$22,658) in the regulated utilities. The unbilled revenue is an estimate of the amount of utility revenue earned since the date the meters were last read.

5.	Regulatory matters

The Company’s regulated utility operating companies owned by Liberty Utilities are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company’s regulated utility operating companies are accounted for under the principles of U.S. Financial Accounting

Standards Board ASC Topic 980 Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.

On November 29, 2012, Calpeco Electric System’s regulator approved an All Parties General Rate Case Settlement. As an element of the decision, a revenue decoupling mechanism and a vegetation management memorandum account was agreed upon. The revenue decoupling mechanism will isolate base revenues from fluctuations caused by weather and economic factors. The vegetation management memorandum account allows for the tracking and pass through of vegetation management expenses to customers, one of the largest expenses of the utility.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

5.	Regulatory matters (continued)

Regulatory assets and liabilities consist of the following:

	March 31, 2013	December 31, 2012

Regulatory assets:

Environmental costs	$60,402	$59,789

Pension and post-retirement benefits	48,590	47,838

Storm costs deferral	6,720	6,726

Deferred energy costs	6,030	7,962

Derivative assets	262	1,731

Rate case costs	3,953	4,480

Alternative revenue program	299	272

Asset retirement obligation	1,135	1,095

Other	5,295	4,499

Total regulatory assets	132,686	134,392

Less current regulatory assets	(6,270)	(10,644)

Non-current regulatory assets	$126,416	$123,748

Regulatory liabilities

Cost of removal	$61,083	$58,852

Rate-base offset	16,029	15,541

Energy costs adjustment	7,559	11,706

Pension and post-retirement benefits	1,078	1,127

Derivative liabilities	916	616

Other	5,627	273

Total regulatory liabilities	92,292	88,115

Less current regulatory liabilities	(6,950)	(6,065)

Non-current regulatory liabilities	$85,342	$82,050

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

6.	Long-term investments and notes receivable

Long-term investments and notes receivable consist of the following:

	March 31, 2013	December 31, 2012

Long –term investments
32.4% of Class B non-voting shares of Kirkland Lake Power Corp.	$4,926	$4,926
25% of Class B non-voting shares of Cochrane Power Corporation	4,096	4,669
45% interest in the Algonquin Power (Rattle Brook) Partnership	3,884	3,884
50% interest in the Valley Power Partnership	1,900	1,767
Other	310	180
Total long-term investments	$15,116	$15,426
Notes receivable
Red Lily Senior loan, interest at 6.31%	$11,588	$11,588
Red Lily Subordinated loan, interest at 12.5%	6,565	6,565
Chapais Énergie, Société en Commandite interest at 10.789% and 4.91%, respectively	2,323	2,448
Silverleaf resorts loan, interest at 15.48% maturing July 2020	2,053	2,010
Other	205	146

	22,734	22,757

Less: current portion	(551)	(537)

Total long term notes receivable	$22,183	$22,220

Total long term investments and notes receivable	$37,299	$37,646

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

7.	Long-term liabilities

Long term liabilities consist of the following:

	March 31, 2013	December 31, 2012

APCo

Revolving credit facility	$10,300	$27,074

Senior debt Shady Oaks	152,400	-

Senior Unsecured notes	149,913	149,910

Senior Unsecured notes	134,813	134,807

Senior debt Long Sault Rapids	37,897	38,136

Sanger bonds	19,507	19,102

Senior debt Chute Ford	3,680	3,763

Liberty Utilities

Revolving credit facility	15,240	27,360

Liberty Utilities Co. Senior unsecured notes	243,840	223,852

California Pacific Electric Company, LLC Senior unsecured notes	71,120	69,643

Liberty Water Co. Senior unsecured notes	50,800	49,745

Granite State	15,240	14,924

Litchfield Park Service Company bonds	11,494	11,269

Bella Vista Water loans	1,230	1,241

	917,474	770,826

Less: current portion	(30,254)	(1,768)

	$887,220	$769,058

APCo

Effective January 1, 2013, concurrent with the acquisition of Shady Oaks (note 3(a)), APCo assumed existing long-term debt of approximately U.S. $150 million. The current portion of the long-term debt of U.S. $25,000 and U.S. $3,000 are payable on June 30 and November 15, 2013, respectively. The semi-annual principal repayment schedule for the following 11 years ranges from $3,000 to $6,000 with a final repayment of U.S. $20,000 in 2025. This debt may be repaid in whole or in part at anytime without penalty and bears interest at Libor plus 280 basis points.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

7.	Long-term liabilities (continued)

Liberty Utilities

On March 14, 2013 Liberty Utilities issued U.S. $15,000 of senior unsecured notes through a private placement in connection with the acquisition of the Pine Bluff Water System (note 3 (b)). The notes bear interest at 4.14% and mature in 10 years.

On March 14, 2013 Liberty Utilities entered into a variable rate unsecured U.S. $100,000 term facility with a U.S. Bank. Subsequent to quarter end, on April 1, 2013, Liberty Utilities drew $100,000 from the facility to fund a portion of the acquisition of the Columbus/Gainesville Gas System (note 3(c)). The loan is non-revolving and matures on December 31, 2013.

Subsequent to quarter end, Liberty Utilities initiated a process to raise U.S. $100,000 in the long term debt private placement market in the U.S. The financing proposes to utilize Liberty Utilities’ existing debt platform and is expected to close later in 2013.

8.	Convertible debentures

On January 2, 2013, the remaining principal amount of $960 of Series 3 Debentures was redeemed for 150,816 shares of APUC (note 11(a)(i)).

9.	Pension and other post-retirement benefits

The following table lists the components of net benefit costs for the pension plans and Other Post Employment Benefits (“OPEB”) recorded as part of administrative expenses in the unaudited interim Consolidated Statement of Operations. The Consolidated Statement of Operations reflects the employee benefit costs for businesses acquired from the date of acquisition. The portion of employee benefit costs capitalized as cost of construction is insignificant.

	Pension benefits Three months ended March 31,		OPEB Three months ended March 31,
	2013	2012	2013	2012
Service cost	$625	$81	$288	$-
Interest cost	962	6	306	-
Expected return on plan assets	(908)	(4)	(147)	-
Amortization of net actuarial loss	3	-	9	-
Amortization of regulatory assets/liabilities	120	-	51	-
Net benefit cost	$802	$83	$507	$-

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

10.	Mandatorily redeemable Series C preferred shares

Effective January 1, 2013, the Company issued 100 redeemable Series C preferred shares in exchange for 100 Class B limited partnership units issued by the St. Leon Wind Energy LP (“St. Leon LP”), a subsidiary of APCo and the legal owner of the St. Leon facility (note 11(b)). Thirty six of the Series C preferred shares are owned by related parties controlled by executives of the Company. The preferred shares are mandatorily redeemable in 2031 for $53,400 per share and have a contractual cumulative cash dividend paid quarterly until the date of redemption based on a prescribed payment schedule detailed below. These shares are accounted for as liabilities in the unaudited interim consolidated financial statements. The cumulative dividends are indexed in proportion to the increase in CPI over the term of the shares. The dividend is intended to approximate the distributions that otherwise would have accrued to holders of Class B limited partnership units.

Upon redemption in 2031, the shares will be redeemed for $53,400 per share. The Series C preferred shares are convertible into common shares at the option of the holder and the Company, at any time after May 20, 2031 and before June 19, 2031, at a conversion price of $53,400 per share.

The Series C preferred shares were initially measured at their estimated fair value of $18,497 based on the present value of the expected contractual cash flows including dividends and redemption amount, discounted at a rate of 5.0%. The recognition of the initial fair value of $18,497 resulted in an adjustment to equity of the shareholders of the Company as the Class B shares had a nominal carrying amount prior to the exchange. The Series C preferred shares are accounted for under the effective interest method, resulting in accretion of interest expense over the term of the shares. Dividend payments are recorded as a reduction of the Series C preferred share carrying value.

Estimated dividend and redemption payments due in the next five years and thereafter are:
2013	$825
2014	1,109
2015	1,077
2016	945
2017	895
Thereafter to 2031	21,986
Redemption amount	5,340
32,177
Less amounts representing interest	(13,448)
18,729
Less current portion	(825)
$17,904

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

11.	Shareholders’ capital

(a)	Common shares

Number of common shares:

March 31, 2013

Common shares, December 31, 2012	188,763,486
Conversion and redemption of convertible debentures (i)	150,816
Conversion of subscription receipts (ii)	15,223,016
Issuance of shares under the dividend reinvestment and employee share purchase plans	344,333

Common shares, March 31, 2013	204,481,651

(i)	Conversion and redemption of convertible debentures

On January 2, 2013, the remaining principal amount of $960 Series 3 Debentures were redeemed for 150,816 common shares of APUC.

(ii)	Subscription receipts

On December 10, 2012, in connection with the acquisition of Senate Wind Project and Minonk Wind Project, the Company received $45,000 from Emera Inc. (“Emera”) relating to the exercise of 7,842,016 subscription receipts at a price of $5.74 per subscription receipt pursuant to a subscription receipt agreement. The subscription receipts were converted to 7,842,016 common shares on February 14, 2013.

On December 21, 2012, in connection with the acquisition of Emera’s noncontrolling interest in Calpeco Electric System, the Company received $38,756 from Emera relating to the exercise of 8,211,000 subscription receipts at a price of $4.72 per subscription receipt pursuant to a subscription receipt agreement. On December 27, 2012, Emera exercised 4,790,000 of these subscription receipts and the Company issued 4,790,000 common shares in exchange. On February 14, 2013, the balance of 3,421,000 subscription receipts were exercised by Emera and the Company issued 3,421,000 common shares.

On March 26, 2013, the Company issued 3,960,000 common shares at a price of $7.40 per share to Emera pursuant to a subscription receipt agreement. The $29,308 cash proceeds of the subscription receipts were used to fund a portion of the cost of the acquisition of the Columbus/Gainesville Gas System on April 1, 2013 (note 3 (c)).

(b)	Preferred shares

APUC is authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board of Directors of APUC. APUC has 4,800 Series A Preferred shares outstanding, at an average price of $25 per share.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

11.	Shareholders’ capital

(c)	Share-based compensation

On March 13, 2013, the Board approved the grant of 816,402 options to senior executives of the Company. The options allow for the purchase of common shares at a price of $7.72, the market price of the underlying common share at the date of grant.

One-third of the options vest on each of January 1, 2014, 2015 and 2016. Options may be exercised up to eight years following the date of grant.

During the three months ended March 31, 2013, 5,738 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their 2013 Director’s fee in the form of DSUs.

For the three months ended March 31, 2013, APUC recorded $643 (2012 - $243) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the unaudited interim Consolidated Statement of Operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.

As at March 31, 2013, total unrecognized compensation costs related to non-vested options and share unit awards were $3,489 and $186 respectively, and are expected to be recognized over a period of 2.01 years and 1.57 years respectively.

12.	Accumulated other comprehensive loss

Changes in accumulated other comprehensive loss by component, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post- retirement actuarial loss	Total

Balance, December 31, 2012	$(105,959)	$3,593	$(2,501)	$(104,867)

Other comprehensive income (loss) before reclassifications	13,761	2,001	-	15,762

Amounts reclassified from accumulated other comprehensive loss	-	(800)	13	(787)

Net current period other comprehensive income	13,761	1,201	13	14,975

Balance, March 31, 2013	$(92,198)	$4,794	$(2,488)	$(89,892)

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

13.	Cash dividends

On March 28, 2013, an initial dividend of $0.28125 per share totaling $1,350, Series A, was paid in cash to Preferred Share, Series A holders of record on March 22, 2013.

The Board declared a dividend on the Company’s common shares of $0.0775 per share payable on April 15, 2013 to the shareholders of record on March 28, 2013.

14.	Income taxes

For the three months ended March 31, 2013, the Company’s overall effective tax rate was different than the statutory rate of 26.50% (2012 - 26.25%) due primarily to recognition of deferred credits, non-taxable inter-corporate dividend, higher tax rates in U.S. subsidiaries, change in valuation allowances, and non deductible expenses.

Included in deferred income tax recoveries for the three months ended March 31, 2013 is $1,198 (2012 - $747) related to the recognition of deferred credits from the utilization of deferred income tax assets respectively.

15.	Sale of Small U.S. Hydro Facilities

On March 14, 2013, APCo entered into an agreement to sell, for gross proceeds of U.S. $27,000, 10 small U.S. hydroelectric generating facilities that were no longer considered strategic to the ongoing operations of the Company. In August 2012, APCo sold another small U.S. Hydro facility for gross proceeds of $350 for a loss on sale, net of tax of $253. The operating results from these facilities are therefore disclosed as discontinued operations on the consolidated statements and prior periods have been reclassified to conform to this presentation.

The summary of operating results and cash flows from discontinued operations for the three months ended March 31 is as follows:

	2013	2012
Non-regulated energy sales	$1,828	$1,072
Operating and administrative expenses	835	1,065
Depreciation of property, plant and equipment	305	327

Income (loss) from discontinued operations, before income taxes	688	(320)
Income tax recovery (expense)	(269)	128

Income (loss) from discontinued operations, net of income taxes	419	(192)
Add:
Depreciation of property, plant and equipment	305	327
Income tax recovery (expense)	269	(128)

Net cash inflow from discontinued operations	$993	$7

Assets held-for-sale was as follows:
	March 31, 2013	December 31, 2012

Property, plant and equipment	$24,651	$24,390

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Related party transactions

Certain executives of APUC are shareholders of Algonquin Power Management Inc. (“APMI”), the former manager of the Company. A member of the Board of Directors of APUC is an executive at Emera.

Transactions with APMI and Senior Executives

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a triple net basis. Base lease costs for the three months ended March 31, 2013 were $84 (2012 - $82).

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI, Algonquin Airlink Inc. In 2004, APUC remitted $1,300 to the affiliate as an advance against expense reimbursements (including engine utilization reserves) for APUC’s business use of the aircraft.

During the three months ended March 31, 2013, APUC incurred costs in connection with the use of the aircraft of $68 (2012 - $60) and amortization expense related to the advance against expense reimbursements of $nil (2012 - $67). At March 31, 2013, the remaining amount of the advance was $nil (December 31, 2012 - $nil).

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon LP, a subsidiary of APUC and the legal owner of the St. Leon facility. The related holders of the Class B units received cash distributions of $nil for the three months ended March 31, 2013 (2012 - $45). On January 1, 2013, the Company issued 100 redeemable Series C preferred shares and exchanged such shares for the Class B units (note 10).

APUC provided supervisory management services on a cost recovery basis to a hydroelectric generating facility not owned by APUC where Senior Executives hold an equity interest.

Rattle Brook is a hydroelectric generating facility in which APUC owns a 45% interest and Senior Executives hold an equity interest in. Rattle Brook is operated on a cost recovery basis by an entity which is partially owned by Senior Executives.

APMI is one of the two original developers of Red Lily I and both developers are entitled to a royalty fee based on a percentage of operating revenue and a development fee from the equity owner of Red Lily I. In 2011, APUC acquired APMI’s interest in this royalty. An amount of $600 has been accrued as an estimate of the final fee owed to APMI.

As part of the project to re-power the Sanger facility, APUC entered into an agreement with APMI to undertake certain construction management services on the project for a performance based contingency fee. An amount of U.S. $550 has been accrued as an estimate of the final fee owed to APMI.

During 2007, APUC allowed its offer to acquire Clean Power Income Fund to expire and earned a termination fee of $1,800. As part of its role in the process, APUC has agreed to pay APMI a fee of $100 which has been accrued as an estimate of the final fee owed to APMI.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Related party transactions (continued)

Transactions with APMI and Senior Executives (continued)

As at March 31, 2013, due from related parties include $815 (December 31, 2012 - $816) owed to APUC from APMI and due to related parties include $1,822 (December 31, 2012 - $1,811) owed to APMI. These amounts arise from the transactions described above.

Long Sault is a hydroelectric generating facility in which APUC acquired its interest by way of subscribing to two notes from the original developers. An affiliate of APMI is one of the original partners in the facility and is entitled to receive 5% of the after tax equity cash flows commencing in 2014.

In March 2012, APUC and APMI’s Senior Executives (the “Parties”) reached a term sheet agreement to resolve a number of the historic joint business associations between the Parties. The transaction is subject to finalization of definitive agreements which are expected to be completed in the second quarter of 2013.

Under the term sheet, it is proposed that APUC will exchange its 45% interest in the 4MW Rattle Brook hydroelectric facility (including a $0.5 million positive working capital adjustment) in return for the Parties’ residual partnership interest in the Long Sault Rapids hydroelectric facility and the equity interest in the Brampton cogeneration plant. The agreement also settles outstanding fees owing to APMI.

Transactions with Emera

In 2011, a subsidiary of Emera provided lead market participant services for fuel capacity and forward reserve markets to ISO NE for the Windsor Locks facility. During the three months ended March 31, 2013 APUC paid U.S. $nil (2012 – U.S. $91) in relation to this contract. In 2011, APUC provided a corporate guarantee to a subsidiary of Emera in an amount of U.S. $1,000 in conjunction with this contract.

For the three months ended March 31, 2013, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,635 (2012 – U.S. $1,513). In 2011, APUC provided a corporate guarantee to MPS in an amount of U.S. $3,000 and a letter of credit in an amount of U.S $100, primarily in conjunction with a three year contract to provide standard offer service to commercial and industrial customers in Northern Maine.

The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

17.	Basic and diluted net earnings per share

Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares outstanding during the year. Diluted net income per share is computed using the weighted-average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options, performance share units (“PSUs”), deferred share units (“DSUs”), shareholders’ rights and convertible debentures. The dilutive effect of outstanding stock options, PSUs, DSUs and shareholders’ rights is reflected in diluted earnings per share by application of the Treasury Stock Method while the dilutive effect of convertible debentures is reflected in diluted earnings per share by application of the As If Converted Method.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Basic and diluted net earnings per share (continued)

The reconciliation of the net income and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:

	Three months ended March 31,
	2013	2012

Net earnings attributable to shareholders of APUC	$19,210	$2,274
Preferred shares dividend	1,350	-

Net earnings attributable to common shareholders of APUC – Basic and Diluted	$17,860	$2,274
Weighted average number of shares

Basic	200,666,444	140,582,077
Dilutive effect of share-based awards	1,035,693	482,608

Diluted	201,702,137	141,064,685

The shares potentially issuable as a result of the convertible debentures as well as stock options of 885,418 (2012 – 1,659,925) are excluded from this calculation as they are anti-dilutive.

18.	Commitments and contingencies

a)	Contingencies

APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these unaudited interim consolidated financial statements, with the exception of those matters described below. Accruals for any contingencies related to these items are recorded in the unaudited interim consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

i)

On October 21, 2011 the Québec Court of Appeal ordered a subsidiary of APUC to pay approximately $5,400 (including interest) to the government of Québec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years.

The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position. As a result, the probability of loss, if any, and its quantification cannot be estimated at this time but could range from $nil to $5,900.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

18.	Commitments and contingencies

a)	Contingencies

ii)

The normal ongoing operations and historic activities of the Company are subject to various federal, state and local environmental laws and regulations and are regulated by agencies such as the United States Environmental Protection Agency and the New Hampshire Department of Environmental Services (“NHDES”). Like most other industrial companies, the gas and electric distribution utilities generate some hazardous wastes. Under federal and state Superfund laws, potential liability for historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred. In the case of regulated utilities these costs are often allowed in rate case proceedings to be recovered from rate payers over a specified period.

Prior to their acquisition by Liberty Utilities, EnergyNorth Gas System and Granite State Electric System were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historic operations of Manufactured Gas Plants (“MGP”) and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the NHDES. The Company believes that obligations imposed on it because of those sites will not have a material impact on its results of operations or financial position.

The Company estimates the remaining undiscounted, unescalated cost of these MGP-related environmental cleanup activities will be $61,006 (U.S. $60,045) which at a discount rate of 3.5% represents the recorded accrual of $56,922 at March 31, 2013. Remediation costs estimates for each site may vary, depending upon changing technologies and regulatory standards, selected end use for each site, and actual environmental conditions encountered.

By rate orders, the regulator provided for the recovery of actual expenditures for site investigation and remediation over a period of 7 years and accordingly, at March 31, 2013 the Company has reflected a regulatory asset of $60,402 for the MGP and related sites.

Estimated cash flows for site investigation and remediation costs in the next five years and thereafter are as follows:

2013	$2,330
2014	13,627
2015	19,236
2016	14,537
2017	1,017
Thereafter to 2047	10,259
$61,006

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

18.	Commitments and contingencies

b)	Commitments (continued)

In addition to the commitments relating to the proposed acquisitions disclosed in note 3 the following significant commitments exist as at March 31, 2013.

As a result of the dam safety legislation passed in Quebec (Bill C93), APUC has completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec. The assessments have identified a number of remedial measures required to meet the new safety standards. APUC currently estimates further capital expenditures of approximately $16,900 over a period of five years related to compliance with the legislation.

APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total

Purchased power	$56,945	$43,198	$29,416	$-	$-	$-	$129,559

Gas delivery, service and supply agreements	25,505	17,148	12,515	5,740	5,205	52,337	118,450

Service agreements	25,664	21,757	22,538	26,744	27,233	801,741	925,677

Capital projects	1,605	500	-	-	-	-	2,105

Operating leases	4,613	4,534	4,100	3,716	3,683	82,905	103,551

Total	$114,332	$87,137	$68,569	$36,200	$36,121	$936,983	$1,279,342

Calpeco has entered into a five year all-purpose power purchase agreement (“PPA”) with NV Energy to provide its full electric requirements at NV Energy’s “system average cost” rates. The PPA has an effective starting date of January 1, 2011 with a five year renewal option. The commitment amounts included in the table above are based on market prices as of March 31, 2013. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism. Granite State has several types of contracts for the purchase of electric power. Substantially all of these contracts require power to be delivered before the Company is obligated to make payment.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

19.	Non-cash operating items

The changes in non-cash operating items is comprised of the following:

	Three months ended March 31,
	2013	2012
Accounts receivable	$(35,916)	$4,752
Related party balances	13	(85)
Supplies and consumable inventory	8,477	(188)
Income tax receivable	(12)	(25)
Prepaid expenses	(3,310)	1,598
Accounts payable	(6,065)	1,908
Accrued liabilities	(18,152)	(8,489)
Current income tax liability	(90)	(17)
Net regulatory assets and liabilities	3,106	808

	$(51,949)	$262

20.	Segmented information

APUC has two operating segments: APCo which owns or has interests in renewable energy facilities and thermal energy facilities and Liberty Utilities which owns and operates utilities in the United States of America providing electric, natural gas, water distribution or wastewater services.

Within APCo there are three divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates the Company’s hydro-electric and wind power facilities. The Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities. The Development division develops the Company’s greenfield power generation projects as well as any expansion of the Company’s existing portfolio of renewable energy and thermal energy facilities.

Liberty Utilities’ operational segments are aggregated and reported by the following geographic territories: Liberty Utilities (West), Liberty Utilities (Central) and Liberty Utilities (East). Liberty Utilities (West) is comprised of Calpeco and the water distribution and wastewater utilities located in Arizona. Liberty Utilities (Central) is comprised of the Midwest Gas Utilities and the water distribution and wastewater utilities located in Texas, Missouri, Illinois and Arkansas. Liberty Utilities (East) is comprised of the New Hampshire electric and gas utilities.

Operational segments

APUC’s reportable segments are APCo - Renewable Energy, APCo - Thermal Energy, Liberty Utilities (West), Liberty Utilities (Central) and Liberty Utilities (East). The development activities of APCo are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of the loss on financial instruments to specific divisions. This allocation is determined when the initial foreign exchange forward contract is entered into. The unrealized portion of any gains or losses on derivatives instruments is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. The interest rate swaps relate to specific debt facilities and gains and losses are allocated in the same manner as interest expense. Amounts relating to the convertible debentures are reported in the corporate segment.

The results of operations and assets for these segments are as follows:

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Segmented information (continued)

Operational segments (continued)

	Three months ended March 31, 2013

	Algonquin Power				Liberty Utilities			Corporate	Total

	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$-	$-	$-	$-	$21,055	$21,800	$42,855	$-	$42,855
Regulated gas sales and distribution	-	-	-	31,169	-	58,920	90,089		90,089
Regulated water reclamation and distribution	-	-	-	3,611	8,455	-	12,066	-	12,066
Non-regulated energy sales	39,729	8,710	48,439	-	-	-	-	-	48,439
Waste disposal fees	-	1,913	1,913	-	-	-	-	-	1,913
Other revenue	717	650	1,367	-	14	-	14	-	1,381
Total revenue	40,446	11,273	51,719	34,780	29,524	80,720	145,024	-	196,743
Operating expenses	11,273	7,007	18,280	6,600	9,184	13,429	29,213	-	47,493
Regulated electricity purchased	-	-	-	-	11,571	14,432	26,003	-	26,003
Regulated gas purchased	-	-	-	20,842	-	38,208	59,050	-	59,050
Non-regulated fuel for generation	-	5,024	5,024	-	-	-	-	-	5,024
	29,173	(758)	28,415	7,338	8,769	14,651	30,758	-	59,173
Depreciation of property, plant and equipment	(11,022)	(2,580)	(13,602)	(1,965)	(2,983)	(3,652)	(8,600)	-	(22,202)
Amortization of intangible assets	(663)	(210)	(873)	(20)	(146)	-	(166)	-	(1,039)
Administration expenses	(2,503)	(254)	(2,757)	256	(707)	(469)	(920)	(1,183)	(4,860)
Foreign exchange gain	-	-	-	-	-	-	-	509	509
Interest expense	(6,474)	(637)	(7,111)	(31)	(2,148)	(86)	(2,265)	(2,867)	(12,243)
Interest, dividend and other income	384	403	787	39	639	372	1,050	541	2,378
Acquisition related costs	(77)	-	(77)	(47)	-	(369)	(416)	-	(493)
Gain/(loss) on derivative financial instruments	437	-	437	-			-	949	1,386
Earnings from continuing operations before income taxes	9,255	(4,036)	5,219	5,570	3,424	10,447	19,441	(2,051)	22,609

Gain from discontinued operations before income taxes	688	-	688	-	-	-	-	-	688

Earnings/(loss) before income taxes	$9,943	$(4,036)	$5,907	$5,570	$3,424	$10,447	$19,441	$(2,051)	$23,297
Property, plant and equipment	$1,296,471	$153,272	$1,449,743	$189,857	$359,085	$358,900	$907,842	$-	$2,357,585
Intangible assets	28,811	6,057	34,868	2,648	18,803	-	21,451	-	56,319
Assets held for sale	24,651	-	24,651	-	-	-	-	-	24,651
Total assets	1,422,387	175,690	1,598,077	251,550	482,426	517,158	1,251,134	141,488	2,990,699
Capital expenditures	4,086	180	4,266	7,095	1,430	3,562	12,087	55	16,408
Acquisition of operating entities	(4,009)	-	(4,009)	26,961	-	(10,249)	16,712	-	12,703

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

20.	Segmented information (continued)

Operational segments (continued)

	Three months ended March 31, 2012

	Algonquin Power			Liberty Utilities				Corporate	Total

	Renewable Energy	Thermal Energy	Total	Central	West	East	Total
Revenue
Regulated electricity sales and distribution	$-	$-	$-	$-	$19,386	$-	$19,386	$-	$19,386
Regulated water reclamation and distribution	-	-	-	2,185	8,408	-	10,593	-	10,593
Non-regulated energy sales	21,488	8,057	29,545	-	-	-	-	-	29,545
Waste disposal fees	-	3,427	3,427	-	-	-	-	-	3,427
Other revenue	313	101	414	-	-	-	-	-	414
Total revenue	21,801	11,585	33,386	2,185	27,794	-	29,979	-	63,365
Operating expenses	6,963	4,932	11,895	1,155	9,431	-	10,586	-	22,481
Regulated electricity purchased	-	-	-	-	11,783	-	11,783	-	11,783
Non-regulated fuel for generation	-	4,032	4,032	-	-	-	-	-	4,032
	14,838	2,621	17,459	1,030	6,580	-	7,610	-	25,069

Depreciation of property, plant and equipment	(3,663)	(2,668)	(6,331)	(309)	(2,679)	-	(2,988)	-	(9,319)
Amortization of intangible assets	(663)	(202)	(865)	(20)	(154)	-	(174)	-	(1,039)
Administration expenses	(1,403)	(487)	(1,890)	(231)	(425)	-	(656)	(1,837)	(4,383)
Foreign exchange loss	-	-	-	-	-	-	-	(477)	(477)
Interest expense	(4,407)	(664)	(5,071)	(16)	(1,855)	-	(1,871)	(1,789)	(8,731)
Interest, dividend and other income	438	295	733	-	706	-	706	683	2,122
Acquisition related costs	(1,500)	-	(1,500)	-	(878)	-	(878)	-	(2,378)
Loss on derivative financial instruments	(1,079)	-	(1,079)	-	-	-	-	1,142	63
Earnings from continuing operations before income taxes	2,561	(1,105)	1,456	454	1,295	-	1,749	(2,278)	927
Loss from discontinued operations before income taxes	(320)	-	(320)	-	-	-	-	-	(320)

Earnings/(loss) before income taxes	$2,241	$(1,105)	$1,136	$454	$1,295	$-	$1,749	$(2,278)	$607

Capital expenditures	$2,859	$6,209	$9,068	$83	$2,470	$-	$2,553	$23	$11,644

December 31, 2012

Property, plant and equipment	$1,157,062	$153,875	$1,310,937	$151,637	$350,053	$350,088	$851,778	$-	$2,162,715

Intangible assets	29,480	6,132	35,612	2,613	18,556	-	21,169	-	56,781

Assets held for sale	24,390	-	24,390	-	-	-	-	-	24,390

Total assets	1,272,037	175,173	1,447,210	212,495	464,201	500,374	1,177,070	153,957	2,778,237

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments

(a)	Fair value of financial instruments

	March 31, 2013
	Carrying amount	Fair Value	Level 1	Level 2	Level 3

Notes receivable	$22,734	$25,158	$-	$-	$25,158
Derivative financial instruments:
Energy contracts designated	14,326	14,326	-	14,326	-
as a cashflow hedge
Cross-currency swap	407	407	-	407	-
designated as a foreign exchange hedge
Energy derivative contracts	366	366		366
not designated as a hedge
Commodity contracts for	733	733	-	733	-
regulatory operations
Total derivative financial instruments	15,832	15,832	-	15,832	-

Total financial assets	$38,566	$40,990	$-	$15,832	$25,158

Long-term liabilities	$917,474	$926,269	$-	$926,269	$-
Derivative financial instruments:
Energy contracts designated	7,572	7,572	-	7,572	-
as a cashflow hedge
Cross-currency swap	3,237	3,237	-	3,237	-
designated as a foreign exchange hedge
Interest rate swaps not	4,494	4,494	-	4,494	-
designated as a hedge
Commodity contracts for					-
regulated operations	262	262	-	262

Total derivative financial instruments	15,565	15,565	-	15,565	-
Total financial liabilities	$933,039	$941,834	$-	$941,834	$-

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)

December 31, 2012
	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$22,757	$25,476	$-	$-	$25,476
Derivative financial instruments:
Energy contracts designated	12,695	12,695	-	12,695	-
as a cashflow hedge
Cross-currency swap	408	408	-	408	-
designated as a foreign exchange hedge
Commodity contracts for	147	147	-	147	-
regulatory operations
Total derivative financial instruments	13,250	13,250	-	13,250	-
Total financial assets	$36,007	$38,726	$-	$13,250	$25,476
Long-term liabilities	$770,826	$785,473	$-	$785,473	$-
Convertible debentures	960	1,319	1,319	-	-
Derivative financial instruments:
Energy contracts designated	9,012	9,012	-	9,012	-
as a cashflow hedge
Cross-currency swap	2,078	2,078	-	2,078	-
designated as a foreign exchange hedge
Interest rate swaps not	4,778	4,778	-	4,778	-
designated as a hedge
Energy derivative contracts	287	287	-	287	-
Commodity contracts for					-
regulated operations	1,661	1,661	-	1,661
Total derivative financial instruments	17,816	17,816	-	17,816	-
Total financial liabilities	$789,602	$804,608	$1,319	$803,289	$-

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principle or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value (a level 2 measurement) at March 31, 2013 and December 31, 2012 due to the short-term maturity of these instruments.

The fair value of notes receivable have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management. Such estimates are significantly influenced by unobservable data and therefore the fair value of notes receivable is subject to estimation risk.

APUC has long-term liabilities at both fixed interest rates and variable interest rates. The estimated fair value of such liabilities is calculated using current interest rates. The fair value of convertible debentures is determined using quoted market prices.

The Company’s Level 2 fair value derivative instruments primarily consist of swaps, options, and forward physical deals where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.

The Red Lily conversion option is measured at fair value on a recurring basis using unobservable inputs (Level 3). The fair value is determined by applying an income approach using an option pricing model that incorporates various inputs such as energy yield function from wind, estimated cash flows and a discount rate of 8.5%. The Company used a discount rate believed to be most relevant given the business strategy. There was no change in fair value of $nil during the three months ended March 31, 2013 or 2012.

Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three months ended March 31, 2013 or 2012.

(b)	Derivative instruments

Derivative instruments are recognized on the balance sheet as either assets or liabilities and measured at fair value each reporting period.

(i)	Commodity derivatives – regulated accounting

The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas transactions associated with its regulated gas service territories.

The following are commodity volumes, in MMBTU associated with the above derivative contracts:

		2013
Financial contracts:	Gas swaps	2,390,600
	Gas options	488,200

		2,878,800

The change in fair value of the Company’s derivative instruments is recorded as an offsetting adjustment to the regulatory assets and liabilities. As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no impact on net earnings. The following table presents the impact the change in the fair value of the Company’s natural gas derivative contracts had on the accompanying balance sheets:

	March 31, 2013	December 31, 2012
Regulatory assets:
Gas swap contracts	$91	$1,555
Gas option contracts	$171	$106
Regulatory liabilities:
Gas swap contracts	$711	$90
Gas option contracts	$22	$57

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments (continued)

(b)	Derivative instruments (continued)

(ii)	Cash flow hedges

APCo reduces the price risk on the expected future sales of power generation from Sandy Ridge, Senate and Minonk and at one of its hydro facilities no longer subject to a PPA by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
196,231	May 2012 – December 2016	$66.57	AESO
1,144,045	January 2013 – December 2022	U.S. $42.81	PJM Western HUB
4,885,898	January 2013 – December 2022	U.S. $30.25	NI HUB
4,995,968	January 2013 – December 2027	U.S. $36.46	ERCORT North HUB

The Company expects $3,533 of unrealized gains currently in accumulated other comprehensive loss to be reclassified into net earnings within the next twelve months, as the underlying hedged transactions settle.

(iii)	Foreign exchange hedge of net investment in foreign operation

The Company periodically uses a combination of foreign exchange forward contracts and spot purchases to manage its foreign exchange exposure on cash flows generated from the U.S. operations.

Concurrent with its $150,000 debentures offering in December 2012, APCo entered into a cross currency swap, coterminous with the debentures, to effectively convert the Canadian dollar denominated offering into USD. APCo designated the entire notional amount of the cross currency fixed for fixed interest rate swap and related short-term USD payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in APCo’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the USD accruals that are designated as, and are effective as, an economic hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in other comprehensive income) related to the net investment. A foreign currency loss of $1,010 was recorded in other comprehensive income in the first quarter of 2013.

(iv)	Other derivatives

APCo satisfies the energy demands of various customers under fixed rate contracts. While the production from the Tinker Assets are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments (continued)

(b).	Derivative instruments (continued)

(iv)	Other derivatives (continued)

This risk is mitigated through the use of short term financial forward energy purchase contracts which are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contact term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in earnings as they occur.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Net Asset
65,903	January 2011 – February 2014	U.S. $ 52.23	$60
30,672	January 2013 – March 2015	U.S. $46.62	50
112,158	January 2013 – March 2015	U.S. $46.62	256

For derivatives that are not designated as cash flow hedges and for the ineffective portion of gains and losses on derivatives that are accounted for as hedges, the changes in the fair value are immediately recognized in earnings. The effect on the unaudited interim consolidated statement of operations of derivative financial instruments not designated as hedges is as follows:

	Three months ended March 31,
	2013	2012
Change in unrealized loss/(gain) on derivative financial instruments:
Interest rate swaps	$(284)	$(1,182)
Energy derivative contracts	(665)	61
Total change in unrealized loss/(gain) on derivative financial instruments	$(949)	$(1,121)

Realized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$-	$(20)
Interest rate swaps	486	527
Energy derivative contracts	(738)	551
Total realized loss/(gain) on derivative financial instruments	$(252)	$1,058
Loss/(gain) on derivative financial instruments accounted for as hedges	$(1,201)	$(63)
Ineffective portion of derivatives financial instruments accounted for as hedges	(185)	-
Loss/(gain) on derivative financial instruments	$(1,386)	$(63)

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three months ended March 31, 2013 and 2012

(in thousands of Canadian dollars except as noted and amounts per share)

21.	Financial instruments (continued)

(c)	Risk management

Foreign currency risk

The Company is exposed to currency fluctuations from its U.S. based operations. APUC manages this risk primarily through natural hedges by using U.S. long term debt to finance its U.S. operations.

In August 2012, APCo designated the amounts drawn on its U.S. dollar denominated bank credit facility as a hedge of the foreign currency exposure from net investment in U.S. operations. The foreign currency transaction gain or loss on the outstanding U.S. dollar denominated balance of APCo’s facility that is designated as a hedge of the net investment in its foreign operations is reported in the same manner as a translation adjustment (in other comprehensive income) related to the net investment, to the extent it is effective as a hedge. A foreign currency loss of $310 was recorded in other comprehensive income.

Interest rate risk

The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligations, including certain project specific debt and its revolving credit facility, its interest rate swaps as well as interest earned on its cash on hand. The Company does not currently hedge that risk.

APCo is party to an interest rate swap whereby, the Company pays a fixed interest rate of 4.47% on a notional amount of $63,760 and receives floating interest at 90 day CDOR, up to the expiry of the swap in September 2015. At March 31, 2013, the estimated fair value of the interest rate swap was a liability of $4,494 (2012 – liability of $5,793). This interest rate swap is not being accounted for as a hedge and consequently, changes in fair value are recorded in earnings as they occur.

22.	Subsequent event

Subsequent to the end of the quarter, the Company initiated a strategic review of the Company’s business plan and opportunities available for its Energy From Waste (“EFW”) facility. The strategic review will examine and consider the broad range of alternatives available with a view to maximizing the long term value for shareholders. The review will consider all options including, but not limited to, structuring strategic partnerships with existing waste management operators or municipalities, the possible sale of the facility to strategic or financial buyers or retaining the facility and continuing to execute on its current business plan.

23.	Comparative figures

Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.